CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-001

April 17, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.
INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A
PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz Heather Percival Kristen Lochhead Gary Todd

Re:	Invuity, Inc. Confidential Draft Registration Statement on Form S-1 Submitted March 13, 2015 CIK No. 0001393020

Ladies and Gentlemen:

On behalf of our client, Invuity, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 9, 2015 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company is concurrently submitting via EDGAR this letter and filing a Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on March 13, 2015.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement confidentially submitted on March 13, 2015), all page references herein correspond to the page of the Registration Statement, as applicable.

General

1.	Your product’s regulatory status is unclear. While you indicate that your products are FDA cleared, your disclosure on page 17 says that they “may not require a 510(k) premarket notification to obtain clearance for marketing.” You also state on page 80 that “Information related to the benefits of [y]our devices is limited to surgeon feedback . . .” Please clarify whether you have communicated with the FDA about your products in making these conclusions, and whether the FDA has provided you guidance on what types of communications you are permitted to make about your products and their properties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 81 of the Registration Statement to clarify that the Company’s devices are classified as Class I, Class II exempt or Class II devices. Class I and Class II exempt devices do not require a 510(k) premarket notification. The Company’s Class II devices, which require a 510(k) premarket notification, are not in a category that require clinical studies to obtain clearance for marketing.

The Company further advises the Staff that it has not had any correspondence with the FDA regarding the benefits of its devices set forth on page 80. The Company confirms that it follows the FDA’s guidance on communications generally. However, the Company respectfully advises the Staff that the lists of benefits serves as an important explanation for why the Company’s customers continue to purchase the Company’s devices.

2.	In an appropriate section of your registration statement, please disclose whether 10% of your sales are attributed to any one customer, and identify the customer, as required by Item 101(c)(vii). Also, add any appropriate risk factors.

The Company respectfully advises the Staff that the Company has disclosed on page 80 of the Registration Statement that sales to Biomet, Inc. or its predecessor in interest, Lanx, Inc., accounted for approximately 12% of its revenue in each of 2013 and 2014 and sales to Medtronic, Inc. accounted for approximately 13% of its revenue in 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Registration Statement to add a risk factor to address the Staff’s comment.

Prospectus Summary, page 1

3.	Tell us why you believe it is appropriate to highlight the principal benefits of your product in your prospectus summary on page 4 given your disclosure on page 13 that there is a lack of clinical data supporting the benefits of your devices.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

As discussed in response to Comment #1, because the Company’s devices are classified as Class I, Class II or Class II exempt devices, the FDA has not required the Company to produce clinical data to obtain approval to market its devices. Moreover, the Company notes that its devices have been designed to facilitate surgical procedures by improving the surgeon’s ability to see during the procedure. As a result, the Company believes the key indicators of the benefits of its devices result from the direct observation of surgeons performing surgical procedures using the Company’s devices and from direct surgeon feedback. To obtain this information, the Company’s direct sales representatives observe the surgeons using the Company’s devices during surgery. The Company also engaged a third-party to administer a survey to 12 breast surgeons considered to be thought leaders in their field. The qualifications of these surgeons are discussed in more detail in the response to Comment #15. In addition, the Company has performed certain bench testing of its devices and representative devices from its competitors to enable a comparison of certain device characteristics. [***] has also completed a study, utilizing the clinical results from a retrospective chart review performed by [***], that evaluates the cost effectiveness of the Company’s devices for certain surgical procedures. The Company has relied on its direct observations, the results of the 12-surgeon survey, the bench testing, the cost-effectiveness study, the retrospective chart review and informal discussions with surgeons to identify the benefits of its devices.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 69, 70, 81 and 82 of the Registration Statement to disclose the source of the information supporting the benefits of its devices and to clarify that many of these beliefs are based on management’s beliefs.

In addition, the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), under separate cover, with the cost-effectiveness study by [***] cited above and the retrospective chart review by [***] cited above.

4.	Where you disclose qualitative attributes about competing products, please limit those conclusions to management’s belief, or provide support for your conclusions. Any such support should be presented in terms that are easily understood by a lay person.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 67, 68, 69 and 70 of the Registration Statement.

In addition, the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, under separate cover, with the relevant portion of the articles cited below providing support for the qualitative attributes about competing products. To expedite the Staff’s review, we have marked each source to highlight the applicable portion or section containing the statement and cross-referenced it to the appropriate location in the Registration Statement.

The Company advises the Staff that the qualitative attributes of the following competing products were made based on the following publications and materials:

Overhead Light Systems

•	According to a 2011 publication in Minimally Invasive Therapy, shadows caused by overhead lighting systems were identified as a key area for improvement by operating room staff.

*** Indicates text has been omitted from this letter pursuant to a confidential treatment request that has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

•	According to a 2010 publication in AORN Journal (Association of periOperative Registered Nurses), overhead lighting systems can contaminate the surgical field.

•	According to a 2011 publication in Surgical Innovation, sufficient illumination of deep wounds was reported as hard to accomplish with conventional operating room lights and headlights. In addition, it was shown that conventional operating room lights and headlights produce very concentrated and localized light, prompting the need to redirect light to keep proper illumination on the area of interest and detracting from the surgeon’s time and concentration.

Surgical Headlights

•	According to an August 2013 publication in IIE Transactions on Occupational Ergonomics and Human Factors, the use of surgical headlights can lead to neuromuscular fatigue in the head, neck and shoulder areas due to prolonged improper posture during surgery. Similarly, according to a March 2007 publication in Cleft Palate—Craniofacial Journal, the use of surgical headlights can lead to chronic cervical and back problems for the same reason.

•	According to a 2011 publication in Surgical Innovation, headlights are a source of strong glare and harsh shadows, which significantly reduces the visualization and focus of the surgeon.

•	According to a 2010 publication in Journal of Oral and Maxillofacial Surgery, headlights produce a considerable amount of heat and can burn either the patient or surgeon if not handled properly.

On-field Fiber Optic Lighting Systems

•	According to an April 2006 publication in Acta Anaesthesiologica Scandinavica, fiber optic light sources have been identified as a fire ignition mechanism in the operating room. The same observation was made in a November 2014 publication in Ophthalmology.

•	Further, according to an October 2006 publication in Surgical Laparoscopy Endoscopy & Percutaneous Techniques, the heat generated from fiber optic light sources was identified as a potential cause of burn injuries to patients.

•	According to Laparoscopy and Research in Surgical Oncology: Current State of the Art and Future Trends, by Ronald Matteotti and Stanley W. Ashley, fiber optic coupling mismatches result in light loss and heat production.

•	According to the natural properties of fiber optic light and as illustrated by the pictures provided supplementally to the Staff, when fiber optic light is emitted adjacent to the blade of a retractor, a portion of the light is obstructed, reducing the light available and causing heat buildup on the retractor. In addition, the light hitting the retractor creates shadows and glare.

•	According to an August 2013 article published in Medical Design Technology Magazine, traditional fiber optic enabled instruments cause intense glare in surgical cavities with blood and internal tissue present. In addition, interior incision illumination is identified as a problem for traditional fiber optic enabled instruments.

5.	Clarify how your number of units shipped leads you to estimate that your devices have been used in over 74,000 surgical procedures.

The Company advises the Staff that as of December 31, 2014, the Company has shipped over 74,000 single-use units for use in surgical procedures. Since surgeons typically utilize only one single-use unit per procedure, the Company estimates that its devices have been used in over 74,000 surgical procedures. Additionally, hospitals typically order small quantities for each surgeon’s use of the Company’s devices at a time. Therefore, the Company believes that the number of units per surgeon that have been shipped but potentially not used in a surgical procedure is relatively small.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 53 and 65 of the Registration Statement.

6.	Please tell us the basis for your estimates of the percent of surgeries that are open minimally invasive procedures on page 2 and the total dollar amount of your addressable market on page 3.

The Company advises the Staff that after analyzing the market for operating room procedures, the Company identified a subset of procedures that it believes may be performed using minimally invasive and minimal access techniques. Using the following reports and sources of data (the “Market Reports”), the Company estimated that in 2014, approximately [***] million procedures fell into this subset of identified procedures:

•	February 2012 report by Medtech Insight,

•	October 2013 publication by Orthopedic Network News,

•	April 2014 publication by Orthopedic Network News,

•	2013 report by the American Society of Plastic Surgeons,

•	2014 report by the American Society of Plastic Surgeons,

•	March 2012 report by Life Science Intelligence,

•	June 2013 report by the Millennium Research Group,

•	December 2006 report by Medtech Insight,

•	March 2006 publication by Neurosurgery, and

•	CPT data from the Centers for Medicare & Medicaid Services.

The Company further analyzed the various sub-categories of procedures in this subset of [***] million procedures and estimated that its devices were directly applicable to approximately [***] million of these procedures. Using an average selling price of $[***] per unit across all of the Company’s products, the Company estimated that its total addressable market size was approximately $[***] billion.

The Company further estimated that from 2012 to 2017, the minimally invasive and minimal access subset of total operating room procedures had a compound annual growth rate of approximately [***]%. This estimate was based on the data obtained from the Market Reports. According to a March 2014 report by the Agency for Healthcare Research and Quality, approximately 15.7 million operating room procedures were performed in United States hospitals in 2011. Applying the [***]% compound annual growth rate, the Company estimated that the number of operating room procedures performed in United States hospitals in 2014 was approximately [***] million procedures. Thus, the subset of [***] million procedures that are directly applicable to the Company’s devices represents approximately 40% of the [***] million total operating room procedure market.

In addition, the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, under separate cover, with the Agency for Healthcare Research and Quality report and the Market Reports cited above, together with the Company’s calculations of its estimates. To expedite the Staff’s review, we have marked each source to highlight the applicable portion or section containing the statement and cross-referenced it to the appropriate location in the Registration Statement.

*** Indicates text has been omitted from this letter pursuant to a confidential treatment request that has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

We are an emerging growth company…, page 39

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company respectfully requests that the Staff return copies of such materials to the Company. Other than during these meetings, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Management’s Discussion and Analysis, page 53

8.	Clarify whether you sell your single-use optical waveguides separately as refills for your reusable retractor devices.

The Company advises the Staff that the Company sells its single-use optical waveguides separately because a new waveguide must be used for each procedure.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Registration Statement.

9.	Provide additional details regarding the trunk stock inventory that you wrote off by explaining why you do not expect it to recur.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

In June 2014, the Company performed a physical inventory count of its trunk stock which identified inventory that could not be located, resulting in the inventory write-off. In response to the results of the physical inventory count, the Company began implementing improvements in its internal processes that are designed to prevent the loss of inventory. These improvements include the implementation of an enterprise resource planning system with the ability to provide multiple inventory locations and track inventory movement, increased inventory reporting obligations for direct and independent sales agents and the ability to withhold the commissions of sales agents that do not comply with inventory reconciliations. The Company has also increased its customer service team who has primary responsibility for the management and follow up of inventory reconciliation compliance.

The Company believes these actions will improve the processes and procedures related to trunk stock inventory and reduce the likelihood that another significant trunk stock inventory write-off will occur.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

Critical Accounting Policies and Estimates, Stock-based Compensation, page 61

10.	Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

The Company advises the Staff that once the estimated IPO price range is known and included in the Registration Statement, the Company will advise the Staff of each significant factor contributing to any significant difference between the estimated grant-date fair value of its common stock during the past twelve months and the estimated IPO price.

Business, page 65

11.	It is not clear how your product’s ability to “direct” light differs from competing products. Revise to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement.

Optical Modeling and Laboratory Experiments, page 72

12.	Discuss the material limitations of the studies you conducted. We note, for example, you appear to have conducted your studies without third party involvement or review. In addition, it is not clear how your studies measured the heat risk of competing products, as much of your data appears to be from your products or anecdotal. Additional limitations might include a limited number of subjects, a limited number of trials or limited study conditions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 74 of the Registration Statement.

The Company respectfully advises the Staff that the bench testing measuring the heat risk for both the Company’s and competing products utilized a FLIR thermal imager, a well-known third party method for measuring thermal properties, which is not a proprietary method created by the Company. The equipment for the thermal camera is calibrated by the manufacturer, and the results of the thermal studies are based on the use of this FLIR thermal imager, not anecdotal data.

In addition, the Company advises the Staff that the bench testing focused on the comparison of certain light and thermal properties of traditional fiber optic lighting and the Company’s devices and therefore did not include any human subjects. In addition, the Company chose to compare its Eikon retractor to the Tebbetts fiber optic retractor because the Tebbetts retractors are an industry

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

standard and widely used by surgeons who have not yet adopted the Company’s technology. Likewise, the traditional fiber optic aspiration device, against which the Company’s Saber Yankauer was tested, was chosen because it is a typical aspiration device used by surgeons who have not yet adopted the Company’s technology. Finally, the Company believes that the structural similarities among such traditional fiber optic retractors and among such traditional aspiration devices compared to the Company’s devices allowed the Company to isolate the cause of any difference in results to the Company’s illumination technology.

13.	Given the limited clinical data available and needed for your FDA clearance, it does not appear appropriate to draw the conclusions you have drawn in the bullet points on pages 78 and 79. Please revise or advise.

As discussed in response to Comments #1 and #3, the Company has disclosed the basis of the Company’s beliefs about the benefits of its devices. With regard to the selected surgical applications disclosed on pages 78 and 79 of the Draft Registration Statement in particular, the Company respectfully advises the Staff that the conclusions are based on management’s beliefs and from direct surgeon interaction and feedback from surgeons performing the procedures identified on pages 78 and 79 of the Draft Registration Statement. In addition, the conclusions with regard to nipple-sparing mastectomy are also based on the surgeon survey and retroactive analysis that is disclosed on page 81 of the Registration Statement.

Sales and Marketing, page 79

14.	Tell us the status of any clinical surveys or studies that you plan to publish.

In response to the Staff’s comment, the Company has revised pages 81 and 82 of the Registration Statement to summarize the results of a retrospective analysis of the clinical and economic value of the Company’s devices. The Company cannot predict whether the data from this analysis will be sufficient to support a publication of the results in a peer reviewed journal. The Company may publish the results in a white paper summary. Additionally, the Company has engaged a third party and an academic institution to undertake a study evaluating the ergonomic impact of the Company’s Intelligent Photonics technology compared to traditional surgical headlights. This study is in an early stage and, as a result, the Company cannot predict when data from the study will be available and whether such data will be sufficient to support publication. To that end, the Company has revised the disclosure on page 75 and 80 of the Registration Statement to remove the reference to its intent to publish study data.

Surgeon Survey, page 80

15.	Given your disclosure cautioning readers as to your survey’s limitations, tell us why you believe it is appropriate to provide the results of this survey in your registration statement.

The Company respectfully advises the Staff that the survey is significant because of the surgeons who participated in it and the administration of the survey by a third party. The 12 breast surgeons are thought leaders in their field and among the leadership of the American Society of Breast Surgeons. Below is greater detail of the credentials of each surgeon who participated in the survey.

•	Rache M. Simmons, MD served as President of the American Society of Breast Surgeons from 1999 to 2000. She is Chief of Breast Surgery and a nationally and internationally renowned breast cancer surgeon at New York Presbyterian/Weill Cornell Medical Center who is recognized for her innovations and contributions in the field of minimally invasive breast cancer surgery. She also serves in the leadership position of Assistant Dean for Faculty Diversity at Weill Cornell Medical College.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

•	Sheldon M. Feldman, MD, FACS is the Chief of Breast Surgery at Columbia University Medical Center. He received the Award for Outstanding Service from the American Cancer Society in September 1998. A leader in minimally invasive breast cancer surgery, Dr. Feldman was instrumental in developing the transmammary axillary lymph node evaluation (TANE) procedure, which requires only a single incision for lumpectomy and sentinel lymph node biopsy. He is also an expert in oncoplastic skin-sparing and nipple-preserving mastectomy.

•	Shawna C. Willey, MD, FACS served as President of the American Society of Breast Surgeons from 2008 to 2009. She is a professor of surgery at Georgetown University Medical Center, vice chairman of clinical affairs in the Surgery Department at MedStar Georgetown University Hospital, and director of MedStar’s Regional Breast Health Program. She also is a member of the Breast Cancer Program at the Lombardi Comprehensive Cancer Center in Washington, D.C.

•	Richard Fine, MD served as President of the American Society of Breast Surgeons from 2003 to 2004 and has served as the Breast Imaging Courses Program Chair of that organization since 2004. He has also served as Co-chair of the National Ultrasound Faculty Breast Imaging Module at the American College of Surgeons since 2002. Dr. Fine has served as Associate Clinical Professor, Department of Surgery University of Tennessee, College of Medicine, Chattanooga Unit since 2004.

•	Sunny D. Mitchell, MD is the Primary Investigator and Chair of the Scientific Advisory Committee for the Nipple Sparing Mastectomy Registry sponsored by the American Society of Breast Surgeons and has published numerous scholarly articles devoted to the management of breast cancer and other surgical topics. She is a highly accomplished breast surgeon who focuses her practice on providing patients with the latest options and surgical techniques available for the treatment of breast cancer.

•	Beth Baughman DuPree, MD, FACS, ABIHM serves as the Medical Director of The Holy Redeemer Integrative Health Program, Holy Redeemer Chairman of Surgery, Adjunct Assistant professor of Surgery at The University of Pennsylvania and actively participates in breast fellowship education and training. Dr. DuPree is a prominent keynote speaker at many national events, primarily addressing women’s health issues, breast cancer, healing and wellness.

•	Alison L. Laidley, MD, FACS, FRCS(C) served as a member of the Board of Directors of the American Society of Breast Surgeons from 2006 to 2009. She currently serves on the Governing Board of the Ambulatory Surgery Center at Medical City Dallas Hospital. She has held multiple leadership positions at Medical City Dallas Hospital, including Chief of General Surgery from 1998-2000, is a member of the Dallas County Medical Society and serves on the society’s membership committee.

•	Angela Keleher, MD is the director and lead breast surgeon for the Breast Care Center at the Dyson Center for Cancer Care at Vassar Brothers Medical Center. Prior to joining the Dyson Center, Keleher was chief of surgical breast oncology at Western Pennsylvania Hospital and an assistant professor at Temple University School of Medicine.

•	Molly Sebastian, MD, FACS is a member of the Education Committee of the American Society of Breast Surgeons. Dr. Sebastian serves as Virginia Hospital Center’s physician liaison to the American College of Surgeons’ Commission on Cancer. She completed a fellowship in minimally invasive surgical techniques at the Johns Hopkins Hospital in Baltimore, Maryland.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

•	Kathryn A. Wagner, MD, FACS has provided breast disease diagnostics and surgical therapy in San Antonio for 18 years. Her offices have been designated by the National Accreditation Program for Breast Centers (NAPBC) as an Accredited Comprehensive Breast Center.

•	Barbara Stewart Schwartzberg, MD has been the Chairman of Cancer Committee and Rose Medical Center since 2008 and has also served on FDA panels related to new breast biopsy mechanical devices and interstitial laser ablation of breast cancer.

•	William Burak, MD, FACS has been practicing general surgery for 28 years. He is a Fellow at the American College of Surgeons and a member of the American Society of Breast Surgeons.

Each of the surgeons included in the survey had been using the Company’s devices for 12 months, on average, and had performed over 150 breast cancer surgeries annually. The survey is the most comprehensive third-party survey of the Company’s devices to date. Nonetheless, the Company acknowledges that the survey has material limitations, which have been disclosed on page 81 of the Registration Statement.

Competition, page 81

16.	Given your disclosure that the price of your product would be reimbursed as part of the total surgical cost, please discuss your ability to compete on the basis of price.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 107

17.	It appears you have a related party transaction with HealthCare Royalty Partners, which is not included in this section. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Registration Statement.

18.	Provide the conversion rate for all convertible securities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 114 and 121 of the Registration Statement.

19.	Disclose how Legacy and its affiliates are affiliated with you.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Registration Statement.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

Principal Stockholders, page 112

20.	Please disclose the natural person or persons with voting or dispositive power for the shares of each selling shareholder.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Registration Statement.

The Company respectively advises the Staff that no disclosure has been made of the natural person or persons with voting or dispositive power for the shares held by the following stockholders:

•	Wellington Management Company LLP (“Wellington Management”) is the investment adviser to several entities that own shares of Invuity, Inc. (each a “Wellington Client”), two of which are specifically named in the table of Principal Stockholders due to the size of their positions. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Principal Stockholders. Wellington Management has discussed this issue with the Staff on a few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230), IBERIABANK Corporation (File No.333-139984) and Form S-1 Registration Statement filed by Suffolk Bancorp (File No. 333-184530). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

http://www.sec.gov/Archives/edgar/data/754673/000089882213000061/filename1.htm

The Company understands that the Staff has agreed with the analysis set forth in those letters. Wellington Management confirms that the statements in such letters remain accurate.

•	The Company undertakes to provide the Staff with additional information with regard to HealthCare Royalty Partners II, L.P. (“HCRP”) on a supplemental basis following the Company’s review with HCRP.

****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2015	BY INVUITY, INC.: IVTY-001

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Steven E. Bochner, at (650) 354-4110 or sbochner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner Allison B. Spinner

Enclosures

cc (w/encl.):	Philip Sawyer
Brett Robertson
Invuity, Inc.

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy
Drew Capurro
Latham & Watkins LLP

Edward Jackson
PricewaterhouseCoopers LLP